PricewaterhouseCoopers LLP Chartered Accountants 111 5th Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 (403) 509 7500 Facsimile +1 (403) 781 1825

June 28, 2004

The Various Securities Regulatory Authorities in the
Provinces of Canada

Dear Sirs

We refer to the short form prospectus of Provident Energy Trust (the "Trust") dated June 28, 2004 relating to the sale and issue of 12,100,000 Trust Units and $50,000,000 of Convertible Unsecured Subordinated Debentures.

We are the auditors of the Trust and under date of March 11, 2004 we reported on the following financial statements of the Trust incorporated by reference in the short form prospectus:

  Consolidated balance sheets as at December 31, 2003 and 2002;
  Consolidated statements of operations and accumulated loss and cash flows for the year ended December 31, 2003 and December 31, 2002.

The prospectus also incorporates by reference the following unaudited interim consolidated financial statements of the Trust:

  Consolidated balance sheet as at March 31, 2004;
  Consolidated statements of operations and accumulated loss and cash flows for the three-month periods ended March 31, 2004 and 2003.

We have not audited any financial statements of the Trust as at any date or for any period subsequent to December 31, 2003. Although we have performed an audit for the year ended December 31, 2003, the purpose and, therefore, the scope of the audit was to enable us to express our opinion on the financial statements as at December 31, 2003 and for the year then ended, but not on the financial statements for any interim period within that year. Therefore, we are unable to and do not express an opinion on the unaudited interim consolidated balance sheet as at March 31, 2004 and the unaudited interim consolidated statements of operations and accumulated loss and cash flows for the three-month periods ended March 31, 2004 and 2003, nor on the financial position, results of operations or cash flows as at any date or for any period subsequent to December 31, 2003.

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

We have, however, performed a review of the unaudited interim consolidated financial statements referred to above. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Chartered Accountants
Calgary, Alberta

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